





















FINLETE | COMCAST NBCUNIVERSAL | SPORTS TECH

Invest · FAQ · Discuss · SIGN IN

Invest in Leonardo Bernal's career

St. Louis Cardinals' #6 prospect according to FanGraphs.

INVEST $2 / SHARE · LEARN MORE

SEC Filings • Investor Education • Offering Circular

$12 per share
Up to 3% of future MLB earnings starting in 2025
Invest in 3 minutes
Receive dividends twice per year starting in 2025

ETTED SPORTS · alts.co · CRAIN'S · San Diego Business Journal · yahoo!finance · The Dallas Express

How It Works

Together we are ushering in a new era for athletes & fans

Step 1
Buy shares

Step 2
Cheer him on

Receive dividend payouts twice per year from his potential MLB earnings

Step 3
Get paid

TOP PROSPECT

Why Invest In Leonardo Bernal's Career

Position	Age	MLB ETA	Organizational Prospect Rank
Catcher	20	2026	#6

Organization:	St. Louis Cardinals
Position:	Catcher
Height/Weight:	6'0", 245 lbs
Birthdate:	2/13/2004 (20)
Birthplace:	Panama City, Panama

INVEST NOW · HOW IT WORKS

Hear it from the Media

Springfield Cardinals @Sgf_Cardinals · Follow

Cardinals number 9 prospect Leonardo Bernal just launched his first Double-A homer 105 MPH off the bat.

10:06 PM · Sep 12, 2024

190 · Reply · Copy link

Read 1 reply

Chris Clegg @ChrisCleggMiLB · Follow

Leonardo Bernal, C, St. Louis Cardinals

Bernal hit a big-time HR on Friday that left the bat at 106 mph. I like his bat a lot and Bernal threw out 35 percent of base runners this year in High-A. Still just 20 years old.

8:17 PM · Nov 3, 2024

9 · Reply · Copy link

Minor League Baseball @MiLB · Follow

The swing, the drive, the jog ... and the slide!

@Cardinals prospect Leonardo Bernal delivers the @peoriachiefs' second walk-off homer in as many days, but with a twist!

11:12 PM · Aug 22, 2024

102 · Reply · Copy link

Highlights

racticing (MLBPTY Panama)

Bernal's four-hit game (MLB.com)

Bernal's two-run HR (MLB

Career Statistics

SEASON	ORG	LEVEL	GAME	PA	HR	WRC+
2021	STL	DSL	44	178	5	90
2022	STL	A	45	171	7	117
2023	STL	A	78	323	3	111
2024	STL	A+	96	382	10	120
	STL	AA	14	55	1	68

Source: MLB.com

Regulation CF
platform

Our offerings are powered by DealMaker, an SEC-registered broker-dealer and market-leading crowdfunding platform.



powered by
DEALMAKER

Join 300+ Investors

We are not satisfied unless our athletes and fan-investors are happy.

> As a baseball fan, investing in a player's future was something I couldn't resist. What a fun way to connect with the game.

MF Matt F.

> Finlete has completely changed the way I think about interacting with and supporting athletes. I love feeling invested in players with so much potential.

EM Edward M.

> Having the option to support exciting prospects has made baseball so much more fun. If they make it I'll feel like I'm on the field with them!

SB Sean B.

> I bought shares because I believe in his talent and want to see him succeed.

NA Nathaniel A.

> One of the coolest investments I've ever been a part of. I love baseball and I love stocks and Finlete combines the two.

MR Matt R.

> It's rare to find an investment with such a personal touch. I get to help make athletes' dreams come true.

SP Sophie P.

Investment Terms

$2	$300	100,000	$10,000	$200,000
Share Price	Min. Investment	Total Shares	Target Raise	Maximum Raise

Bonus Shares & Perks

5% Bonus Share Promotion — For the first 30 days, invest any amount and receive at least 5% bonus shares

05 days	:	15 hours	:	06 min	:	24 sec

Invest Today for up to
25% Bonus Shares

Invest $300 - $999
Get 0% Bonus Shares
LIMITED TIME: **5% Bonus Shares**

Invest 1,000+
Get 5% Bonus Shares
LIMITED TIME: **10% Bonus Shares**

Invest 2,500+
Get 10% Bonus Shares
LIMITED TIME: **15% Bonus Shares**

Invest 10,000+
Get 15% Bonus Shares
LIMITED TIME: **20% Bonus Shares**

Invest 25,000+
Get 20% Bonus Shares
LIMITED TIME: **25% Bonus Shares**

Select investment amount
to unlock bonus shares & perks

$300	$1,000	$2,500	$10,000	$25,000

$ Enter Investment Amount   **Enter**

0	0	0	INVEST NOW ▶
Shares	Bonus Shares	Total Shares	

0% **Bonus Shares** UNLOCKED

Perks

⊘ Digital Bernal stock certificate











Investment Simulator

Use this section to understand hypothetical investment scenarios based on the careers of current and former MLB players. Please note this is for illustrative purposes only and returns are not guaranteed.

Step 1

Select an Investment Amount

$300 | $1,000 | $2,500 | $10,000 | $25,000

Step 2

Select a Player to Compare Bernal to

ELIAS DIAZ

Catcher
Position

7+ Years (Active)
Experience

$17,692,715
Career Earnings

1x All-Star

CHRISTIAN VAZQUEZ

Catcher
Position

10+ Years (Active)
Experience

$50,797,346
Career Earnings

2x World Series champion; 9th round draft pick (2008)

YADIER MOLINA

Catcher
Position

18 Years (Retired)
Experience

$163,373,380
Career Earnings

10x All-Star; 9x Gold-Glove Award; Widely considered one of the best defensive catchers.

JOE MAUER

Catcher
Position

15 Years (Retired)
Experience

$223,275,000
Career Earnings

Highest grossing catcher of all-time. Inducted into the Hall of Fame in 2024.

Source: Spotrac, ESPN, MLB

Step 3

Simulator Results

If Leonardo Bernal has a career similar to XXXXXXX, a $XXX,XXX investment would generate simulated results of $XXX,XXX or a Xx multiple on invested capital.

RETURNS ARE NOT GUARANTEED

Gallery

News

November 6, 2024

FORTUNE

St. Louis Cardinals' Prospect Leonardo Bernal Looks Like [...]

Leonardo Bernal has four catchers ahead of him on the St. Louis Cardinals' depth charts. In a couple of years, the 20-year-old prospect could be No. 1 [...]

February 26, 2024

FANSIDED

The next crop of St. Louis Cardinals prospects

Leonardo Bernal was chosen by the Cardinals during international free agency in 2021. He was signed for $680,000 out of Panama, and he [...]

February 16, 2024

THE ATHLETIC

St. Louis Cardinals 2024 top-20 prospects

The Cardinals' system has a quartet of very strong prospects at the top, followed by a parade of pitchers who look like back-end starters or bulk [...]





INVEST NOW

FINLETE

GET STARTED

Frequently Asked Questions

What types of securities are being sold?

We are selling Leonardo Bernal Preferred Stock, a class of Preferred Stock of Finlete Funding, Inc.

What is a future earnings contract?

When does Finlete begin receiving earnings from Leonardo Bernal?

How long does Finlete receive earnings from Leonardo Bernal?

Why do athletes do these deals?

When do investors begin receiving dividends?

How much of Leonardo Bernal's earnings will I get?

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

Join the Discussion

What do you think?

18 Responses

Upvote Funny Love Surprised Angry Sad

0 Comments

Max Eisenberg ▾

finlete requires you to verify your email address before posting. Send verification email to ×

Start the discussion...

♡ • Share

Best Newest Oldest

Be the first to comment.







How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Can I sell my shares?

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

Join the Discussion

What do you think?

18 Responses

Upvote Funny Love Surprised Angry Sad

0 Comments Max Eisenberg ▾

finlete requires you to verify your email address before posting. Send verification email to ×

Start the discussion...

♡ Share Best Newest Oldest

Be the first to comment.

Subscribe Privacy Do Not Sell My Data DISQUS

Join Our Text Message Update List

First Name | Last Name | Phone Number | SUBSCRIBE

FINLETE

COMPANY
- Home
- Invest Now
- Privacy Policy
- Terms of Use

REGULATORY
- Form C
- Offering Circular
- DealMaker
- Regulation CF

CONTACT
info@finlete.com
(619) 304-8900
350 10th Ave, Ste 1000
San Diego, CA 92101

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

In order to receive perks from an investment, one must submit a single investment that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Perks are expected to be issued upon the completion of the Offering. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC , located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242., is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMakerSecurities LLC does not make investment recommendations. DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMakerSecurities LLC conducts Anti-Money Laundering, Identity, and Bad ActorDisqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer-related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Finlete Funding, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.